Filed Pursuant to Rule 433

Registration Statement No. 333-274272

HYATT HOTELS CORPORATION

5.250% SENIOR NOTES DUE 2029

5.375% SENIOR NOTES DUE 2031

PRICING TERM SHEET

DATED NOVEMBER 18, 2024

This term sheet to the preliminary prospectus supplement dated November 18, 2024 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the Notes (as defined herein). The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Hyatt Hotels Corporation

Format:	SEC Registered

Trade Date:	November 18, 2024

Settlement Date:	November 20, 2024 (T+2)

Security Ratings:	Baa3 (positive) by Moody’s / BBB- (stable) by S&P Global / BBB- (stable) by Fitch*

Securities Offered:

5.250% Senior Notes due 2029 (the “2029 Notes”)

5.375% Senior Notes due 2031 (the “2031 Notes” and, together with the 2029 Notes, the “Notes”).

The 2029 Notes will constitute a further issuance, and will be consolidated and form a single series with, of the 5.250% Senior Notes due 2029, of which $450,000,000 aggregate principal amount was issued by the Issuer on June 17, 2024 (the “Existing 2029 Notes”). The terms of the 2029 Notes, other than their issue date and issue price, will be identical to the terms of the Existing 2029 Notes. Upon settlement, the 2029 Notes will have the same CUSIP number as, and will trade interchangeably with, the Existing 2029 Notes. Immediately after giving effect to the issuance of the 2029 Notes offered hereby, the Issuer will have $600,000,000 aggregate principal amount of 5.250% Senior Notes due 2029 outstanding.

*

The securities ratings above are not a recommendation to buy, sell or hold the securities offered hereby and may be subject to revision or withdrawal at any time by Moody’s, S&P Global and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

Principal Amount:

2029 Notes: $150,000,000. Immediately after giving effect to the issuance of the 2029 Notes offered hereby, the Issuer will have $600,000,000 aggregate principal amount of 5.250% Senior Notes due 2029 outstanding.

2031 Notes: $450,000,000

Maturity Date:	2029 Notes: June 30, 2029 2031 Notes: December 15, 2031

Interest Rate:	2029 Notes: 5.250% per year 2031 Notes: 5.375% per year

Benchmark Treasury:	2029 Notes: 4.125% due October 31, 2029 2031 Notes: 4.125% due October 31, 2031

Benchmark Treasury Price / Yield:	2029 Notes: 99-10 1/4 / 4.278% 2031 Notes: 98-21+ / 4.348%

Spread to Benchmark Treasury:	2029 Notes: T + 90 basis points 2031 Notes: T + 107 basis points

Reoffer Yield:	2029 Notes: 5.178% 2031 Notes: 5.418%

Interest Payment Dates:	2029 Notes: June 30 and December 30, commencing December 30, 2024 2031 Notes: June 15 and December 15, commencing June 15, 2025

Price to Public:

2029 Notes: 100.284% of the principal amount, plus accrued and unpaid interest from, and including, June 17, 2024 to, but excluding, November 20, 2024

2031 Notes: 99.745% of the principal amount, plus accrued interest, if any

Accrued Interest on the 2029 Notes Payable to the Issuer	$3,346,875.00 accrued interest from, and including, June 17, 2024, to, but excluding, the issue date of the 2029 Notes (which is expected to be November 20, 2024)

Underwriting Discounts and Commissions:	2029 Notes: 0.600% 2031 Notes: 0.625%

CUSIP/ISIN:	2029 Notes: 448579AR3 / US448579AR35 2031 Notes: 448579 AT9 / US448579AT90

Optional Redemption:

2029 Notes: Prior to May 30, 2029 (the date that is 1 month prior to their maturity date) (the “2029 Notes Par Call Date”), we may redeem the 2029 Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2029 Notes matured on the 2029 Notes Par Call Date) on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2029 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2029 Notes Par Call Date, we may redeem the 2029 Notes, in whole or in part, at any time and from time to time, at our option, at a redemption price equal to 100% of the principal amount of the 2029 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

2031 Notes: Prior to October 15, 2031 (the date that is 2 months prior to their maturity date) (the “2031 Notes Par Call Date”), we may redeem the 2031 Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2031 Notes matured on the 2031 Notes Par Call Date) on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2031 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2031 Notes Par Call Date, we may redeem the 2031 Notes, in whole or in part, at any time and from time to time, at our option, at a redemption price equal to 100% of the principal amount of the 2031 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Joint Book-Running Managers:	Wells Fargo Securities, LLC Goldman Sachs & Co. LLC Truist Securities, Inc. BofA Securities, Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Scotia Capital (USA) Inc.

Senior Co-Managers:	Credit Agricole Securities (USA) Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Comerica Securities, Inc. Fifth Third Securities, Inc. Loop Capital Markets LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC SMBC Nikko Securities America, Inc.

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Where similar language or information to that set forth above appears in other sections of the preliminary prospectus supplement dated November 18, 2024, that language or information is deemed modified accordingly as set forth above.

We expect that delivery of the Notes will be made to investors on or about the Settlement Date indicated above, which will be the second business day following the Trade Date indicated above (such settlement being referred to as “T+2”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to the first business day before the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Such purchasers should consult their own advisors in this regard.

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The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Wells Fargo Securities, LLC at +1-800-645-3751, Goldman Sachs & Co. LLC at +1-866-471-2526 or Truist Securities, Inc. at +1-800-685-4786.

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